UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       (UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934)


                       INDUSTRIAL DATA SYSTEMS CORPORATION
                 (Name of Small Business Issuer in its Charter)

           NEVADA                                     76-0157248
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation or organization)

 600 CENTURY PLAZA DRIVE, BUILDING 140
           HOUSTON, TEXAS                             77073-6016
(Address of principal executive offices)              (Zip Code)

Issuer's Telephone Number:                  (281) 821-3200

           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

        Title of each class            Name of each exchange on which
        to be so registered            each class is to be registered

               None                               None

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                  COMMON STOCK:
                           75,000,000 $.001 PAR VALUE

                                     PART I

        THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONNECTION WITH THE MORE DETAILED INFORMATION CONTAINED HEREIN AND IN THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, AND THE NOTES THERETO, INCLUDED ELSEWHERE IN THIS REGISTRATION STATEMENT. REFERENCES TO "THERMAL" REFER TO THE RECENT ACQUISITION OF THERMAIRE, INC., DBA THERMAL CORP. THE HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS RELATED TO THE THERMAL ACQUISITION FOR THE YEAR ENDED DECEMBER 31, 1996, ARE INCLUDED IN THIS REGISTRATION STATEMENT ON FORM 10-SB/A. REFERENCES TO THE "COMPANY" OR TO "IDS" REFER TO INDUSTRIAL DATA SYSTEMS CORPORATION.

BUSINESS

GENERAL

        Industrial Data Systems Corporation ("IDS") was incorporated in the State of Nevada in June 1994. The Company's principal executive offices are located at 600 Century Plaza Drive, Building 140, Houston, Texas 77073. The Company's telephone number is (281) 821-3200.

        IDS has never filed for protection under the bankruptcy protection act, nor has the Company or any of its assets been in receivership or any other similar proceedings.

        The Company's revenue is derived from two operating segments: the Industrial Products Division ("IPD") and the IDS Engineering Division ("IED"). The IPD is a provider of specialized microcomputer products that are targeted to be sold to the industrial market. The IPD manufactures and sells industrial and portable computers, microcomputers and color CRT monitors under the Company's trade name, which include the SafeCase Series 3000, 4000, 5000 and 7000. The microcomputer and peripheral products are designed to be used in industrial applications, which include manufacturing, process control, discrete manufacturing, data acquisition and man-machine interfaces. The computers and monitors that are manufactured by the Company are different from conventional, commercial desktop and portable computers by its architecture, packaging, functionality, integration services and value-added software. The computer products manufactured by the IPD are "open systems" that support "off-the-shelf" software operated under DOS or Windows. The Company also derives revenue from the integration and resale of industrial computer products manufactured by other companies.

        The IPD positions itself to provide engineered industrial personal computers. The IPD adds value to standard computer components by packaging these components in enclosures which withstand tough environmental conditions and/or enclosures that have a special form factor. The Company also adds value by integrating and technically supporting advanced microcomputer systems.

        The IDS Engineering Division ("IED") offers engineering services to the pipeline division of major integrated oil companies. These services are performed on facilities that include cross-country pipelines, pipeline pump stations, compressor stations, metering facilities, underground storage facilities, tank storage facilities and product loading terminals. The management team of the IED has the capability of developing a project from the initial planning stages through detailed design and construction management. The services provided include project scoping, cost estimating, engineering design, material procurement, mechanical fabrication, in addition to project and construction management.

        The IED has ten blanket service contracts currently in place to provide services on a time and materials reimbursable basis. The IED also performs services for its clients on a turnkey lump sum basis. The Company has a long standing relationship with Exxon Pipeline Company, Arco Pipeline Company, Marathon Pipeline Company and Texas Eastern Products Pipeline Company. New business relationships with other major oil companies are developed through in-house personnel.

ACQUISITION OF INDUSTRIAL DATA SYSTEMS, INC.

        On August 1, 1994, the Company entered into an agreement to purchase all of the issued and outstanding shares of Industrial Data Systems, Inc., a Texas corporation, in a tax-free exchange of Common Stock. The Company issued 9,500,000 shares of its Common Stock to William A. Coskey and Hulda L. Coskey, with each individual beneficially holding 4,762,800, and 4,750,000, respectively. William A. Coskey and Hulda L. Coskey beneficially held all of the issued and outstanding shares of the Common Stock of Industrial Data Systems, Inc., a Texas corporation, at the time of the acquisition. William A. Coskey held the positions of Chairman of the Board, Chief Executive Officer and President of Industrial Data Systems, Inc., and Hulda L. Coskey held the positions of Director, Vice President and Secretary/Treasurer of Industrial Data Systems, Inc. The executive officers, management team and beneficial ownership of securities held by the executive officers were the same in both companies at the time of the transaction.

ACQUISITION OF THERMAIRE, INC.

        The Company entered into an Agreement with the owners of Thermaire, Inc. on August 15, 1995 to acquire Thermaire, Inc. in a contingent purchase transaction. The Company issued 600,000 shares of Common Stock which are currently held in an escrow account pending completion of the acquisition by the Company exercising its option to pay $600,000 and obtain a release of the shares. The Company's option to acquire Thermaire, Inc. will expire on February 15, 1997. In connection with this transaction, the Company has entered into an agreement to purchase the facilities of Thermaire, Inc., subject to the completion of the contingent purchase transaction for cash consideration of $500,000, on or before February 15, 1997. The Company exercised its option to purchase Thermaire, Inc., effective as of December 31, 1996, with the delivery of all documentation and funds to occur and be fully exchanged on February 15, 1997.


        The Company acquired Thermaire, Inc., a Texas corporation, doing business as Thermal Corp. ("Thermal") on February 15, 1997. Mr. Joe Hollingsworth, the former President and owner, acquired the industrial air handling division assets of a predecessor business known as Thermal Engineering ("Old Thermaire") in 1972, and operated the Company until 1990, at which time Old Thermaire was sold to 20th Century Holding Company, as a wholly owned subsidiary. 20th Century Holding Company encountered financial difficulties and filed for protection under the bankruptcy code in July, 1992. The assets of Old Thermaire were placed in receivership and Mr. Hollingsworth reaquired these assets in October, 1992, with the intention of continuing the company in its present form. Thermal, was incorporated on November 17, 1992. Throughout its history, Thermal has built a prominent reputation in the commercial and industrial air handling industry for its quality products which are distributed throughout the United States.

        Thermal owns and operates a metal fabrication facility in Houston, Texas. The Company's IED intends to use this facility to secure turn-key engineering contracts which require the delivery of certain manufactured components. This facility can also provide the IPD with an alternative source of supply for its customized metal enclosures. The Company believes that the benefits derived from the utilization of the metal fabrication facility by the IED and IPD, will have a beneficial impact on the financial condition of the Company.


        As of April 30, 1997, Thermal employed approximately 45 employees. Thermal owns and occupies a 37,735 square foot facility on approximately 4.5 acres which consists of approximately 2,500 square feet of office space and 35,200 square feet of manufacturing area located in Houston, Texas.

        Thermal's product lines consist of a variety of cooling, heating and ventilating equipment. The wide range of sizes and models in each product line coupled with Thermal's manufacturing flexibility provides vast freedom in air handling equipment choice. Thermal's quality air handling products include Central Plant Air Conditioners, Multizone Air Conditioners, High Pressure Air Conditioners, and Air Cooled Condensers. Thermal also manufactures Fan Coil Units, Cooling and Heating Coils, and Roof Top Air Handlers.

        Thermal's product lines are sold and distributed through an extensive network of national sales representatives made up of approximately 30 representative organizations in the US. Many sales leads have been obtained through visibility gained at industry trade shows around the country, the most prominent of which is the annual ASHRAE show. Thermal's ability to customize their standard product line to meet non-standard applications allows them to command a premium pricing structure for their air handling products. Thermal obtains a large percentage of their sales based on their ability to manufacture and deliver the air handling products in an expedient manner. Thermal's products are sold nationwide to Fortune 500 companies. A significant reduction in orders from any of the Company's largest customers could have a material adverse effect on the Company's financial condition and results of operations.

        Major competitors of Thermal in the commercial segment are Trane, Carrier, and York. Those competitors who have a strategy similar to Thermal are Temptrol, Pace, and LaSalle Manufacturing. Thermal's maket share is estimated to be less than 1% in the United States. We believe that this is a unique market with few competitors. The Company plans to expand its share of the market through increased marketing efforts and by replacing dormant sales representatives with those with higher profile in existing territories. We plan to offer units which have more value added features which include integrated electronic control systems

        The most prominent trend in the air handling industry is the movement toward double wall design of the air handling units as opposed to single wall design. A single wall unit has one outer wall with interior insulation which is in constant contact with the air flow. In a double wall unit, the insulation is enclosed between two layers of metal, both interior and exterior, thus preventing the air flow to come in contact with the insulation. This method of design relieves environmental concerns about the quality of air provided to inhabitants of commercial buildings. More than 80% of Thermal's products incorporate this double wall design feature. See "Acquisitions - Acquisition of Thermaire, Inc. dba Thermal Corp." for additional information relating to this acquisition.

INTRODUCTION OF SAFECASE SERIES 400

        On August 14, 1996, the Company announced the introduction of the SafeCase Series 400 computer as its latest entry into the industrial portable computer market. This computer is the industrial equivalent of a contemporary commercial grade notebook computer. The size of the computer is 9" wide by 12" in length and 5" in height and provides the same basic footprint as commercial grade laptop computers, and complements the performance, durability and reliability of the Company's other industrial computers. The SafeCase Series 400 is designed to be utilized in an environment with mild and severe weather conditions, from light rain to gusting winds and temperatures ranging from nine to 50 degrees Celsius, and is constructed to withstand shock at 10G and vibration loads of 0.5mm within a five to 100 Hz range. The SafeCase Series 400 is a fully featured portable computer with an introduction price of $4,695. The Company has experienced minor delays in the product testing phase of the SafeCase 400, and initial deliveries of this computer are now scheduled to commence during the third quarter of 1997.

        The Company plans to increase sales through the introduction of additional computer products in 1997, and it is in the process of researching complementary computer products which are suitable to the industrial computer market.

INDUSTRY OVERVIEW

        The market for computer products and services has experienced significant growth in recent years and the use of such products and services within organizations has been impacted by several concurrent trends. The introduction of LANs (local area networks) and WANs (wide area networks) has allowed organizations to supplement or replace expensive, centralized mainframe computer systems with more flexible and affordable PC-based client/server platforms. The emergence of widely accepted industry standards for hardware and software has increased the acceptance of open architecture LANs and WANs which can and frequently do contain products from numerous manufacturers and suppliers. Industrial personal computers and workstations are displacing other controllers in a growing number of applications. Suppliers of office grade (white box) personal computers have a price advantage. However, the necessity of "hardened" units for difficult industrial environments ensures growth in the sales of industrial personal computers and workstations.

        The worldwide industrial personal computer and workstation industry is one that predominantly services OEM and systems integrator applications. Growth is expected to be slightly higher for OEM and systems integrator applications than for end-user applications. Quality, reliability, shock resistance and speed of operation are key factors of significance for the user. The ability of the user to use the industrial personal computer in rugged environments, such as harsh office, light industrial and heavy industrial applications is also essential.

        Users have needs and expectations that will affect product designs in the industrial computer market. The type of backplane that is used, is of critical importance as it affects ruggedness, expandability and price. The supply side of the market is moving in diverse directions depending on price and performance. High-end industrial personal computer and workstation vendors are shifting more to active backplanes in order to lower prices, while low-end vendors are continuing to use predominantly passive backplanes to meet user demands for expansion and ease of servicing.

        The industrial personal computer market is following the desktop market in terms of bus architectures with industrial modifications. The ISA (Industry Standard Architecture) bus will remain the industry standard for primary buses, and will be integrated in hybrid form with PCI (Peripheral Component Interconnect) in a large percentage of shipments. The average number of board expansion slots is expected to increase over the next five years. The number of PCMCIA slots is expected to remain the same, but more industrial PCI computers and workstations will have these features. The industrial personal computer and workstation market is moving heavily in the direction of Pentium, which will be followed by P-6, P-7 and Power PC microprocessors.

        The most popular enclosure type for industrial personal computers and workstations is rack mount. Panel mount is the second most popular enclosure for light and heavy industrial conditions, and third most popular for harsh office conditions. Bench top, desktop and tabletop is the second most popular for harsh office, and the third most popular enclosure type for light and heavy industrial environments. Relative use of these enclosures are expected to shift only slightly over the next five years, as are those of lesser used pedestal mounts, hand held, notebooks and luggable portables.

        Distribution channels for computer products changed significantly commencing in the early 1990's. During that period, many manufacturers of computers began to scale back their sales forces and, in order to ensure the continued wide distribution of their products, started to offer their products to wholesale computer distributors which previously had sold only software and peripheral equipment. In addition, manufacturers also began allowing resellers to purchase products from more than one distributor, a practice known as "open sourcing". Expanding computer sales to distributors and allowing open sourcing intensified price competition among suppliers.

        Rapid technological improvements in computer hardware and the introduction of new software operating systems have also created the need to expand or upgrade existing networks and systems. At the same time, price decreases have made such networks and systems affordable to a larger number of organizations. The Company believes that these trends have increased the general demand for computer products and related information technology services.

        The advent of open architecture networks has also impacted the market for information technology services. Wider use of complex networks involving a variety of manufacturer's equipment, operating systems and application software has made it increasingly difficult to diagnose problems and maintain the technical knowledge and repair parts necessary to provide support services. Increasingly, organizations seeking computer products often require prospective vendors not only to offer products from many manufacturers and suppliers, but to have available and proficient service expertise to assist them in product selection, system design, installation and post-installation assistance and service. The Company believes that the ability to offer customers a comprehensive solution to their information technology needs, including the ability to work within its customers' industrial environments as integral members of their management information system staff, are increasingly important in the marketplace.

BUSINESS STRATEGY

        The Company intends to increase market share and market penetration through its existing product line, and also increase its sales through strategic relationships with other computer manufacturers. On September 20, 1996, the Company announced that it had entered into a Volume Purchasing Agreement with Texas Microsystems, a division of Sequoia Systems, Inc. Under the terms of the Purchasing Agreement, the Company will purchase OEM subsystems from Texas Microsystems and act as an authorized systems integrator for their industrial computer products. Texas Microsystems is a leading manufacturer of industrial computer CPU boards and chassis products. The Company is actively pursuing similar OEM contracts with several major suppliers in the industrial computer and desktop workstation marketplace.

        The Company also intends to continue to pursue potential acquisitions of complementary businesses. The success of this strategy depends not only upon the Company's ability to acquire complementary businesses on a cost-effective basis, but also upon its ability to integrate acquired operations into its organization effectively, to retain and motivate key personnel and to retain customers of acquired firms. No specific acquisitions are being negotiated or planned as of the date of this Registration Statement and there can be no assurance that the Company will be able to find suitable acquisition candidates or be successful in acquiring or integrating such businesses. Furthermore, there can be no assurance that financing required for any such transactions will be available on satisfactory terms.

        In order to achieve its growth objective, the Company intends to commence with the expansion of its national marketing network to increase sales of its current line of proprietary industrial computer products. This expansion into new locations within the United States will require additional in-house sales personnel and sales representatives.

PRODUCTS

        INDUSTRIAL PRODUCTS DIVISION

        The Company's Industrial Products Division ("IPD") provides Intel microprocessor-based microcomputer systems and system components that are extremely dependable and can withstand harsh weather conditions and demanding work environments. These computer systems are designed to withstand a wide fluctuation in temperatures, shock waves, vibration, electromagnetic and radio frequency interference, in addition to airborne dust particles and excessive moisture.

               SAFECASE SERIES 3000

The SafeCase Series 3000 is a microcomputer designed to be operated at sites where temperature, vibration and airborne dust particles are of primary concern. This microcomputer is designed to accommodate either active motherboard CPUs or passive backplanes with plug-in CPUs. Being extremely adaptable, it can be configured to accommodate various types of CPU boards, in addition to the installation of various floppy and hard drives. The microcomputer enclosure is constructed of 16 gauge steel and is pressurized by a filtered push-pull fan cooling system to prevent dust particles and other matter from entering into the computer. All of the computer components are modularly installed and shock mounted. The SafeCase Series 3000 is suitable for installation in a standard 19" equipment rack.

               SAFECASE SERIES 4000

        The SafeCase Series 4000 is a durable, rugged portable computer designed to be operated under extremely harsh environmental conditions normally encountered at industrial and commercial locations. The computer is constructed with a four slot passive backplane and three full-size open bus slots to allow the user to customize it with industry standard add-in boards. These computers are designed with dual cooling fans to control heat build-up, are fully gasketed to prevent the penetration of moisture and dust particles, and has a shock mounted disk drive which together enhance its service life. The locations and sites under which these computers are generally operated are unlike the environmental conditions under which the plastic notebook and laptop computers are operated. To complement the durability of the SafeCase Series 4000, its sturdy aluminum carrying case has been designed to withstand excessive mechanical loads.

               SAFECASE SERIES 5000

        The SafeCase Series 5000 is a color CRT computer monitor designed with a resolution of 1024 x 768 pixels, positive pressure fan and filter which protects against internal damage from airborne dust particles, and is mountable in a 19" equipment rack. This monitor can be interfaced with a touch screen adapter. The color CRT computer monitor is available in 14" and 20" diagonal models.

               SAFECASE SERIES 7000

        The SafeCase Series 7000 is a microcomputer designed for applications which require an industrial computer to be mounted on a wall or attached to machinery or other equipment. The features of this microcomputer include a six slot passive backplane and plug-in CPU board, a positive pressure, filtered cooling system, two drives which will accommodate either floppy or hard disks in addition to a 150 watt power supply.

IPD PRODUCT DEVELOPMENT

        The Company's engineering strategy is to continue to develop differentiated microprocessor based capabilities that can be delivered in "open-systems" using industry standard technology. Through this product development strategy, the Company is able to provide highly reliable and readily available microcomputers that are compatible with "off-the-shelf" application software and hardware. These microcomputers can also provide a much greater degree of system availability to users by focusing on reliability as its main feature.

        Product development during calendar 1997 will be concentrated on the completion of and revisions to the previously announced SafeCase 400 product. Revisions will also be made to the current SafeCase 4000 product line to increase functionality and reduce cost. In addition, the Company will continue to extend its products offerings to include high-end computer platforms. These enhancements will include the latest Pentium, Pentium Pro and/or Sun Sparc processors.

SALES AND MARKETING

        IPD

        Revenues derived from the IPD are approximately 53% in-house direct sales, approximately 42% from sales representatives and approximately 5% from catalog distributors sales.

        IED

        Revenues derived from the Company's IED are 100% direct in-house sales.

        DIRECT SALES

        The Company's SafeCase Series of computer products are primarily marketed through commissioned third-party sales representatives. These sales representatives are teamed with in-house sales managers and are assigned to territories within the United States. The Company believes that this method of selling leads to increased account penetration, proper management of its products, and enhanced customer service which create and maintain the foundation for long-term relationships with its customers. The Company's in-house sales personnel receive a salary in addition to commission, which is based upon a percentage of their sales. The Company believes that its past and future growth depends in large measure on its ability to attract and retain qualified sales representatives and sales management personnel. The Company promotes its products and services through general and trade advertising, participation in trade shows and through telemarketing. The Company's records reflect that approximately 30% of its sales of SafeCase series originates through word-of-mouth referrals from existing customers and industry members, such as manufacturer's representatives. Additionally, the sales personnel of its IPD seek to capitalize on customer relationships that have been developed by its IED personnel. Sales leads developed by this synergy are then jointly pursued. The IPD's customer base of over 200 accounts consists primarily of Fortune 500 companies in all industry segments within the United States.


        OTHER METHODS OF SALES

        Sales of the IPD are primarily through commissioned sales representatives and its in-house direct sales force. The Company also has an arrangement with two catalog distributors that offer industrial computer products and related peripherals. The SafeCase 4000 product is sold through catalog distribution. This method of sales currently accounts for approximately 5% of IPD's total revenue.

        All in-house sales personnel are located at the Company's principal executive offices in Houston, Texas. The IPD does not anticipate hiring direct regional sales managers who would be located in other states.

        GOVERNMENT CONTRACTS

        Sales to branches of the United States government have accounted for less than 1% of total revenue.

        CUSTOMERS


        The Company's top ten customers (which varied from period to period) accounted in the aggregate for approximately 90% and 82% of the Company's total revenue during 1995 and 1996, respectively. Exxon Pipeline Company, Inc., its major customer, accounted for 65% and 39% of the Company's total revenue for the same periods. Currently, the top ten customers are:


Arco Pipeline Company
Exxon Pipeline Company, Inc.
Marathon Pipeline Company
Baker Hughes Inteq
Texas Eastern Products Pipeline
SAIC
Union Pacific Resources
Industrial Computer Source
Cummins Engine Co., Inc.
CNG Transmission Corp.

        Based upon historical results and existing relationships with customers, the Company believes that a substantial portion of its total revenue and gross profit will continue to be derived from sales to existing customers. There are no long-term commitments by such customers to purchase products or services from the Company. Sales of the Company's computer products are typically made on a purchase order basis. A significant reduction in orders from any of the Company's largest customers could have a material adverse effect on the Company's financial condition and results of operations. Similarly, the loss of any one of the Company's largest customers or the failure of any one of such customers to pay its accounts receivable on a timely basis could have a material adverse effect on the

Company's financial condition and results of operations. There can be no assurance that the Company's largest customers will continue to place orders with the Company or that orders by such customers will continue at their previous levels. There can be no assurance that the Company's customers for its engineering services will continue to enter into contracts with the Company for such services or that existing contracts will not be terminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" - "Business" and "Customers."

CUSTOMER SERVICE AND SUPPORT

        The Company provides service and technical support to its customers in varying degrees depending upon the product line and on customer contractual arrangements. The Company's Houston based technical support staff provides initial telephone trouble shooting services for end-user customers and distributors. These services include isolating and verifying reported product failures, authorizing product returns and tracking completion of repaired goods in support of customer requirements. Technical support also provides on-site engineering support in the event that a technical issue can not be resolved over the telephone. The Company generally provides end-user purchasers of its systems with a one year warranty.

DEPENDENCE UPON SUPPLIERS

        The Company's business depends upon its ability to obtain an adequate supply of products and parts at competitive prices and on reasonable terms. The Company's suppliers are not obligated to have products on hand for timely delivery to the Company nor can they guarantee product availability in sufficient quantities to meet the Company's demands. There can be no assurance that such products will be available as required by the Company at prices or on terms acceptable to the Company. The Company procures a majority of its computers, computer systems and computer components from distributors in order to obtain competitive pricing, maximize product availability and maintain quality control. In some cases, the Company's computer components are purchased through a single source. The Company does not always have a long term purchasing contract in place to purchase computer components from single sources. In the normal course of business, the Company executes blanket purchase orders with its major suppliers for a period of one year in order to maintain competitive pricing and service. The purchase orders include provisions for the delivery, on a monthly basis, of an adequate supply of computer parts to fulfill the Company's orders for a one year period.


        The Company relies on a few key contract manufacturers for the manufacture of some components used in the assembly of its microcomputers. Suntronic, Inc. and Arrow Manufacturing, Inc., provide contract assembly of PC boards to the Company, on an as needed basis. No long term contracts are in place for the use of these services. The Company's single source suppliers are Microbus, Inc., Zero Enclosures, and Promed Keyboard Group. These manufacturers are the single sources for the Company's CPU boards, enclosures and keyboards, respectively. Although such subcontracting arrangements offer cost and capacity advantages, and would eliminate the need to incur certain capital expenditures associated with manufacturing, reliance on third party manufacturers gives the Company less control over the manufacturing process for these components than if it undertook such activities itself. Any failure of such subcontractors to manufacture and deliver components as planned, or any problems with the quality of such components, could have a material adverse effect on the Company's operations.


        The Company purchases from other manufacturers substantially all peripheral devices and components used in its products. A majority of the components and peripherals are available from a number of different suppliers, although certain major items are procured from single sources. The Company believes that alternate sources could be developed for such single source items, if necessary, however, in the event that certain peripheral or component shortages were to occur, it could have an adverse effect on the Company's operations.

        There can be no assurance that the Company will be able to continue to obtain the necessary computer components from its single sources on terms acceptable to the Company, if at all. There can be no assurance that such relationship will continue or that, in the event of a termination of its relationship, it would be able to obtain alternative sources of supply without a material disruption in the Company's ability to provide products to its customers. Any material disruption in the Company's supply of products would have a material adverse effect on the Company's financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE

        The business in which the Company competes is characterized by rapid technological change and frequent introduction of new products and product enhancements. The Company's success depends in large part on its ability to identify and obtain products that meet the changing requirements of the marketplace. The metal enclosures for the Company's SafeCase 4000 portable computer are subject to manufacturer and distributor allocations due to its customized design. The LCD flat panel display used in the SafeCase 4000 portable computer may also be subject to distributor allocations due to its high demand in the marketplace. The Company could experience delays in the receipt of these integral products. During the past five years since this product was introduced, the Company has not encountered any delays in the delivery of these products. There can be no assurance that the Company will be able to identify and offer products necessary to remain competitive or avoid losses related to obsolete inventory and drastic price reductions. The Company attempts to maintain a level of inventory required to meet its near term delivery requirements by relying on the ready availability of products from its principal suppliers. Accordingly, the failure of the Company's suppliers to maintain adequate inventory levels of computer products demanded by the Company's existing and potential customers and to react effectively to new product introductions could have a material adverse affect on the Company's financial condition and results of operations. Failure of the Company to gain sufficient access to new products or product enhancements could also have a material adverse affect on the Company's financial condition and results of operations.

PATENTS, TRADEMARKS, LICENSES

        The Company's success depends in part upon its proprietary technology, and relies primarily on trade secrecy and confidentiality agreements to establish and protect its rights in its proprietary technology. The Company does not own the rights to any U.S. or foreign patents. There can be no assurance that the Company's present protective measures will be adequate to prevent unauthorized use or disclosure of its technology or independent third party development of the same or similar technology. Although the Company's competitive position could be affected by its ability to protect its proprietary and trade secret information, the Company believes other factors, such as the technical expertise and knowledge of the Company's management and technical personnel, and the timeliness and quality of support services provided by the Company, to be more significant in maintaining the Company's competitive position.

EMPLOYEES

        As of December 31, 1996, the Company employed approximately 48 individuals. Of these, approximately four were employed in sales, marketing and customer services, 40 were employed in engineering and technical production positions and four were employed in administration, finance and MIS. The Company believes that its ability to recruit and retain highly skilled and experienced technical, sales and management personnel has been, and will continue to be, critical to its ability to execute its business plan. None of the Company's employees are represented by a labor union or are subject to a collective bargaining agreement. The Company believes that relations with its employees are good.

COMPETITION

        The Company competes against various companies across its different product lines. The Company's line of industrial portable computers compete with products manufactured by Fieldworks, Dolch and Kontron. The Company's industrial computer products which are mountable in a 19" equipment rack compete with products from Advantek, Contec and Industrial Computer Source. There is also competition from much larger suppliers of commercial grade computers, such as Compaq, Dell, Toshiba and IBM. This commercial competition effectively sets pricing for the Company's product line, since the Company's customers are willing to pay a premium for industrial grade computers which is usually limited to approximately two times the equivalent of commercial grade products.

        The Company believes that its products compete effectively based on its engineering responsiveness to specific industrial market requirements, the resulting functional specialization of its products, and its strategy of focusing on relatively "sheltered" market niches where major competitors have difficulty in tailoring their offerings to specific application requirements. These strategies help offset the greater name recognition and broader service and support resources of the Company's major competitors.

        The Company is engaged in business activities that are targeted to industrial markets which are less competitive and typically generate greater profit margins. The Company believes that the principal competitive factors in the business in which it operates are price and performance, product availability, technical expertise, adherence to industry standards, financial stability, service support and reputation. The pricing competition for the Company's IPD segment is from large manufacturers of commercial grade computer products. The IPD's pricing of its computer product line is governed by pricing in the commercial market. The pricing competition of the IED segment has intensified as a result of an increase in temporary personnel contracting agencies who can perform services at a higher volume level and lower profit margin. Some of the Company's current and potential competitors have longer operating histories and financial, sales, marketing, manufacturing, distribution, technical and other competitive resources which are substantially greater than those of the Company. As a result, the Company's competitors may be able to adapt more quickly to changes in customer demands or to commit resources to sales and service of its products than the Company has available. Such competitors could also seek to increase their presence in the markets where the Company is providing sales and services by creating strategic alliances with other competitors of the Company, by offering new or improved products and services to the Company's customers or increasing their efforts to gain and retain market share through competitive pricing.

FACILITIES

        The Company does not own any real property and currently leases all of its existing facilities. The Company leases its principal executive offices in Houston, Texas, which consists of approximately 18,155 square feet that has been divided into administrative offices, computer production operations and warehouse facilities. This lease will expire on August 31, 2000. The Company also leases office space which consists of approximately 180 square feet in Clarksburg, West Virginia, for the purpose of providing an office facility for engineering and technical employees who reside in that State. This lease will expire on May 31, 1997. The Company believes that suitable facilities will be available as needed.

HISTORY

        Industrial Data Systems, Inc., a Texas corporation, was incorporated in May 1985, to provide engineering consulting services to the pipeline divisions of major integrated oil companies. The Company grew slowly to ten employees in 1989. At that time, a strategic decision was made by management to enter the industrial computer marketplace. In 1989, the Company designed and built its first industrial computer and in 1991, hired its first marketing manager. The Company continued to support both businesses and developed its industrial computer business through nationwide advertising. Its product sales grew through the creation of new product lines.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion is qualified in its entirety by, and should be read in conjunction with, the Company's Consolidated Financial Statements including the Notes thereto, included elsewhere in this Annual Report on Form 10-KSB/A.

OVERVIEW

        The Company was formed in 1985 to engage in the business of providing engineering consulting services to the pipeline divisions of major integrated oil and gas companies. For the period 1985 through 1989, most of its revenues were derived from the IED segment. In 1989, the Company introduced its IPD segment and has continued to introduce new products to the marketplace. The IPD segment has generated sales as a percent of total revenue of 29.9% and 37.4%, for 1995 and 1996, respectively, while the IED segment has generated sales as a percent of total revenue of 70% and 62.6% for the same period.

        The gross margin varies between each of its operating segments. Computer product sales have produced a gross margin ranging from 26.5% in 1995 to 28.6% in 1996 due to the intense price competition characteristic of the computer products market. The gross margin for pipeline engineering services, which reflects direct labor costs, has ranged from 27.9% in 1995 to 28.3% in 1996. The variation is primarily attributable to the pricing and the mix of services provided, and to the level of direct labor as a component of cost during any given period. The overall gross margin for Industrial Data Systems Corporation, which includes both product sales and pipeline consulting services, has varied between 27.5% in 1995 to 28.4% in 1996. This variation reflects the different mix of product sales and the amount of revenue derived from pipeline engineering consulting services from period to period. Revenue from computer product sales accounted for 37.4% of the

Company's total revenue for the year ended December 31, 1996. Revenue from pipeline engineering consulting services accounted for 62.6% of the Company's total revenue for the year ended December 31, 1996.

RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, certain financial data derived from the Company's consolidated statements of operations and indicates percentage of total revenue for each item.

                                                  YEARS ENDED DECEMBER 31,
                                            ------------------------------------
                                                  1995               1996
                                            -----------------  -----------------
                                              AMOUNT      %      AMOUNT      %
                                            ----------  -----  ----------  -----
Revenue:
  Computer Products ......................  $1,354,888   29.9  $2,068,517   37.4
  Consulting Services ....................   3,170,298   70.1   3,468,443   62.6
                                            ----------  -----  ----------  -----
    Total revenue ........................   4,525,186  100.0   5,536,960  100.0
Gross Profit:
  Computer Products ......................     359,681   26.5     591,303   28.6
  Consulting Services ....................     885,113   27.9     980,899   28.3
                                            ----------  -----  ----------  -----
    Total gross profit ...................   1,244,794   27.5   1,572,202   28.4

Selling, general and administrative
expenses .................................     758,784   16.8   1,049,879   19.0
Depreciation .............................      17,631    0.4      33,689    0.6
                                            ----------  -----  ----------  -----
  Operating income .......................     468,379   10.4     488,616    8.8
Other income (expense) ...................     143,153    3.2     120,169    2.2
                                            ----------  -----  ----------  -----
  Income before provision
  for income taxes .......................     611,532   13.5     608,785   11.0
Provision for income taxes ...............     244,109    5.4     206,367    3.7
                                            ----------  -----  ----------  -----
Net income after income taxes ............  $  367,423    8.1  $  402,418    7.3
                                            ==========  =====  ==========  =====

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

        TOTAL REVENUE. Total revenue increased by $1,011,774 or 22.4% from $4,525,186 in 1995 to $5,536,960 in 1996. Revenue from the IPD, which comprised 37.4% of total revenue in 1996 increased by $713,629 or 52.7%. The increase in IPD revenue was generally attributable to increased sales to new and existing customers which resulted from the hiring of additional sales personnel, in addition to the introduction of new product lines. Revenue from the IED which comprised 62.6% of total revenue in 1996 increased by $298,145 or 9.4%.

        IED revenue is derived from engineering services provided to the pipeline division of major integrated oil companies. These services are performed on facilities that include cross-country pipelines, pipeline pump stations, compressor stations, metering facilities, underground storage facilities, tank storage facilities and product loading terminals. The IED has the capability of developing a project from the initial planning stages through detailed design and construction management. The services provided include project scoping, cost estimating, engineering design, material procurement, mechanical fabrication, in addition to project and construction management. The IED has ten blanket service contracts currently in place to provide services on a time and materials reimbursable basis. The IED also performs services for its clients on a turnkey lump sum basis.

        The IED client base consists of major oil companies such as Exxon Pipeline Company, Arco Pipeline Company, Marathon Pipeline Company, Praxair, Inc., Sonsub, CNG Transmission and Texas Eastern Products Pipeline Company. New business relationships with other major oil companies are developed through in-house personnel.

        The 1995 increase in IED revenue was due to additional engineering consulting projects resulting from increased drilling and exploration activity in the oil and gas industry and from the recent industry trend to outsource more engineering projects to consulting firms such as IED.


        GROSS PROFIT. Gross profit increased by $327,408 or 26.3% from $1,244,794 in 1995 to $1,572,202 in 1996. The gross margin for the IED increased from 27.9% in 1995 to 28.3% in 1996. The increase was attributable to increased rates for consulting services which were not totally offset by increased payroll expenses. The gross margin for the IPD increased from 26.5% in 1995 to 28.6% in 1996. This increase was primarily attributable to a sales blend of products that have higher gross margins.


        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $291,095 or 38.4% from $758,784 in 1995 to $1,049,879 in 1996. As a percentage of total revenue, selling, general and administrative expenses increased from 16.8% in 1995 to 19.0% in 1996. The dollar increase was primarily attributable to an increase in general and administrative expenses and sales compensation to accommodate the Company's growth. Personnel costs, the largest other component of general and administrative expenses, increased at a slower rate than total revenue. Certain general and administrative expenses are relatively fixed, and the Company was able to leverage these expenses as revenue increased during 1996.

        The following table details the significant increases in selling, general and administrative expense increases for the year ended December 31, 1996:

Selling, general and       $ Increase    % of    % of 1996
Administrative Expense    1995 to 1996 Increase   Revenue     Comments
-------------------------  ----------  --------   --------    --------
Building lease expense ..      18,403        23%         2%   Scheduled increase

Administrative expense ..     156,891       115%         5%   Transfer of certain officer from Engineering
                                                              Dept. to Admin. Dept. and one additional employee

Thermal expenses ........      64,768       325%         2%   Reflects General Manager salary for 12 months
                                                              in 1996 and 6 months in 1995

IPD sales expenses ......     100,859       200%         2%   Reflects Sales Manager salary for 12 months
                                                              in 1996 and only 6 months in 1995


        OPERATING INCOME. Operating income increased by $20,237 or 4.3% from $468,379 in 1995 to $488,616 in 1996. Operating income decreased as a percentage of total revenue from 10.4% in 1995 to 8.8% in 1996. The increase in operating income was a result of a increased revenues, slightly higher gross margins coupled with increased selling, general and administrative expenses.

        OTHER INCOME (EXPENSE). Other income decreased by $22,984 or 16.1% from $143,153 in 1995 to $120,169 in 1996. This decrease was primarily due to smaller gains in marketable securities, and by additional interest expense due to higher utilization of the Company's line of credit.

        NET INCOME. Net income after taxes increased by $34,995 or 9.5% from $367,423 in 1995 to $402,418 in 1996. Net income after taxes decreased as a percentage of total revenue from 8.1% in

1995 to 7.3% in 1996.

LIQUIDITY AND CAPITAL RESOURCES

        Historically, the Company has satisfied its cash requirements principally through borrowings under its line of credit and through operations. As of December 31, 1996, the Company's cash position, including marketable securities, was sufficient to meet its working capital requirements. The Company had, as of December 31, 1996, $25,000 in additional advances available under its line of credit with a bank. This line of credit provides for maximum borrowings of $350,000, which bears interest at prime plus 1% is for a term of one year, matures on June 11, 1997, and will be renewed at that time. The line of credit is secured by accounts receivable, inventory and the personal guarantees of certain stockholders and officers of the Company. The Company has established with its bank, an additional line of credit for Thermal, which will provide for maximum borrowings of $400,000. The additional line of credit is secured by accounts receivable and inventory of Thermal, and a guaranty from the Company.

        On August 2, 1996, the Company issued 2,499,999 shares of its common stock in exchange for promissory notes due February 15, 1997, totaling $999,999. These notes were subsequently paid in full on January 27, 1997. The Company believes that it has sufficient working capital and does not intend to sell shares of its common stock within the next twelve months.

        The Company's working capital was $1,158,758 and $2,579,571 at December 31, 1995 and December 31, 1996, respectively.

               CASH FLOW

        Operating activities provided net cash totaling $317,205 and $128,863 during 1995 and 1996, respectively. The Company has not generated significant cash flow from operating activities due to the working capital requirements resulting from the rapid growth of the Company. Trade accounts receivable increased $281,908 and decreased $28,773 for the years ended December 31, 1995 and 1996, respectively. Inventory increased by $42,000 and 81,582 for the same periods.

        Investing activities used cash totaling, $28,805 and $234,920, respectively, during the years ended December 31, 1995 and 1996. The Company's investing activities that used cash during these periods was primarily related to cash advances to an affiliate (Thermaire, Inc. dba Thermal Corp.)
and capital expenditures.


        As of December 31, 1996, the Company had a portfolio of marketable securities which had a fair market value of $457,129 and consisted of common stocks, preferred stocks, bonds and mutual funds. The common stocks, preferred stocks and bonds that the company holds consists of securities which are traded on three national exchanges - the New York Stock Exchange, the American Stock Exchange and the NASDAQ National Market System. These securities are frequently traded by the Company. The mutual funds that the Company has available for sale are open end stock funds which are managed by Aim, Pioneer, and Smith Barney & Co. These mutual fund investments are generally held for longer than a one year period. These securities are traded by the Company as part of its plan to provides additional cash for working capital requirements.

        The marketable securities to be held to maturity are stated at amortized cost. Marketable securities classified as available-for-sale are stated at market value, with unrealized gains and losses reported as a separate component of stockholder's equity, net of deferred income taxes. If a decline in market value is determined to be other than temporary, any such loss is charged to earnings. Marketable Securities accounted for as trading Securities are stated at market value, with unrealized gains and losses changed to income. William A. Coskey, the Company's President and Chief Executive Officer, is responsible for managing the Company's portfolio of marketable securities. The funds used in this portfolio were from generally available cash reserves. During 1996, the Company made no new investment of funds in the securities portfolio.

        The Company has implemented a policy that restricts it from purchasing any securities on margin, and also limits the investment of any one security or mutual fund to represent no more than 10% of the Company's investment portfolio. The Company believes that the risks associated with its investment portfolio are slightly higher than the risk of loss in a Standard & Poor's 500 Index Fund. This higher risk is due to the less diverse distribution of the Company's portfolio as compared to the broadly based Standard & Poor's 500 Stock Index.


        Financing activities provided cash totaling $16,375 and $507,325 during 1995 and 1996. During 1996, $190,000 was provided from the issuance of Common Stock. Additionally, financing activities provided net cash of $42,325 as a result of the net sale of treasury stock, and an increase in borrowings of $275,000 under its line of credit. The Company has additional financing amounts available on its line of credit ($25,000 at December 31, 1996), and the proceeds of $1,000,000 from a private placement of common stock. The line of credit has been used principally to finance accounts receivable and inventory purchases. Of the $1,000,000 proceeds received from the sale of securities, $200,000 was received in 1996 with the remaining balance being paid in full in January, 1997; $787,437 is expected to be used for working capital, and the balance of $212,563 was used to purchase Thermaire, Inc. dba Thermal Corp. Additional bank financing in the amount of $450,000 has been obtained for the purchase of the facilities that Thermaire, Inc. dba Thermal Corp. had been leasing.


        Upon the consummation of the acquisition of Thermal on February 15, 1997 the Company immediately implemented a cost reduction program which reduced the operating costs during the first quarter of 1997. During this time, the Company also experienced a backlog of orders from its commercial and industrial customers which are currently being filled. The revenues generated from the sale of its products combined with its ongoing efforts in controlling costs will provide the Company with sufficient cash to meet working capital requirements during the next twelve months. The Company anticipates that the acquisition of Thermal will increase revenues by approximately 54% during the next twelve months.


        During the next twelve months, the Company expects to incur an estimated $100,000 for capital expenditures, a majority of which is expected to be incurred for specialized computer production equipment. The actual amount and timing of such capital expenditures may vary substantially depending upon, among other things, the Company's level of growth.

        ASSET MANAGEMENT

        The Company's cash flow from operations has been affected primarily by the timing of its collection of trade accounts receivable. The Company typically sells its products and services on short-term credit terms and seeks to minimize its credit risk by performing credit checks and conducting its own collection efforts. The Company had trade accounts receivable of $622,512 and $593,739 at December 31, 1995 and 1996, respectively. The number of days' sales outstanding in trade accounts receivable was 50 days and 39 days, respectively. Bad debt expenses have been insignificant (approximately .01%) for each of these periods.

ITEM 7.  FINANCIAL STATEMENTS

        The audited financial statements for Thermaire, Inc. dba Thermal Corp., as of December 31, 1996 are attached hereto and made a part hereof as Exhibit 99 in connection with the Company's acquisition of Thermaire, Inc. dba Thermal Corp. on February 14, 1997. The unaudited proforma condensed consolidated financial information of the combined companies as of December 31, 1996 and for the year then ended are attached hereto and made a part hereof as Exhibit 99.1.

                             DESCRIPTION OF PROPERTY

        The Company has a lease for a term of five years in Houston, Texas, which consists of 18,155 square feet of office space, which will expire on August 31, 2000. This lease has been divided into administrative offices, computer production operations and warehouse facilities. Management believes that it has the ability to sustain a 100% sales growth without having to expand its facilities or relocate its offices. The Company also leases a small office in Clarksburg, West Virginia to provide a facility for its technical and engineering personnel who reside in that State. The Company does not own any real property.

        Rent expense for the years ended December 31, 1994 and 1995, and the nine months ended September 30, 1996 was $33,910, $79,269 and $75,000, respectively. The Company is obligated to pay rent expense under its lease in the amounts of $109,000, $109,000, $109,000 and $73,000 for each of the years ending 1997, 1998, 1999 and 2000, respectively.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Registration Statement, by (i) each person or entity known to the Company to own beneficially 5% or more of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the named executive officers, and (iv) all officers and directors as a group, as of March 31, 1997.


                 Name and Address            Amount and Nature of     Percentage
Title Of Class   Of Beneficial Owner         Beneficial Ownership     Of Class
--------------   -------------------         --------------------     --------
    Common       William A. Coskey, P.E.(1)           4,759,800           36.30%
                 600 Century Plaza Drive
                 Building 140
                 Houston, Texas 77073

    Common       Hulda L. Coskey(2)                   4,750,000           36.18%
                 600 Century Plaza Drive
                 Building 140
                 Houston, Texas 77073

All executive officers and directors as a group (2)   9,512,800           72.48%
----------
(1) William A. Coskey is the beneficial owner of 4,750,000 shares of the Company's Common Stock. Include in this amount is 9,800 shares of the Company's Common Stock that are held in the name William A. Coskey, as Custodian for minor children.

(2) Hulda L. Coskey is the beneficial owner of 4,750,000 shares of the Company's Common Stock.

CHANGE IN CONTROL

        The Company does not have any agreements in place with any of its executive officers or employees that would be affected by a change in control of the Company.

                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

        The directors and executive officers of the Company are as follows:

Name                           Age       Position Held
----                           ---       -------------
William A. Coskey, P.E. (1)    44        Chairman of the Board, Chief
                                         Executive Officer and President

Hulda L. Coskey (1)            41        Chief Financial Officer, Vice President
                                         - Finance, Director

Rex S. Zerger                  60        Vice President - Sales & Marketing,
                                         Director

David W. Gent, P.E.            43        Director

Robert S. Moreland (2)         46        Director

(1)     William A. Coskey and Hulda L. Coskey are husband and wife.
(2)     Mr. Moreland resigned as a director effective as of September 15, 1996.

        WILLIAM A. COSKEY is the founder of the Company and has served as Chairman of the Board, Chief Executive Officer and President since the Company's formation in September 1985. Prior to founding the Company, Mr. Coskey served as Manager of Corporate Development for Keystone International, Inc., a public company listed on the New York Stock Exchange, and was responsible for all acquisition and merger activities of Keystone International, Inc. during the period 1984 to 1985. Mr. Coskey had formerly held the position of President of Syntech Associates, Inc., an engineering services company located in Houston, Texas for the period 1979 to 1984. Mr. Coskey, an Honors Graduate, received a B.S. in Electrical Engineering from Texas A&M University in 1975. He is a Registered Professional Engineer, and is also a member of the Instrument Society of America.

        HULDA L. COSKEY has served as Chief Financial Officer of the Company since June 1994. Prior to that time, and since 1985, Mrs. Coskey has held the positions of Vice President and Secretary/Treasurer of Industrial Data Systems, Inc., a Texas corporation. Her primary responsibilities were to develop and initiate procedures for daily operations of the company and to oversee those operations, including but not limited to all accounting, finance and personnel functions. Mrs. Coskey received a B.S. in Accounting from the University of Houston in 1978.

        REX S. ZERGER has served as Vice President - Sales and Marketing for the Industrial Products Division since June 1, 1996. Mr. Zerger was elected as a Director on December 15, 1996. For more than the past ten years, Mr. Zerger held various management positions with Texas Microsystems, including Senior Vice President - Sales and Marketing and Senior Vice President Mobile Products Group. His responsibilities included the establishment of domestic and international sales channels. Most recently, Mr. Zerger was responsible for the establishment of the Mobile Products Group of Texas Microsystems which developed the hand held, rugged PC branded "Hardbody@. He was also responsible for the formation of Texas Micro Express, a direct marketing channel. Mr. Zerger received a B.S. in Mechanical Engineering from the University of SW Louisiana in 1960.

        DAVID W. GENT, P.E. has served as a director of the Company since June 1994. Mr. Gent has held the position of Vice President - Engineering of Bray Valve & Controls, a subsidiary of Bray International, Inc., located in Houston, Texas, with the responsibility of overseeing several departments that include Engineering, Data Processing, Quality Control and Purchasing, since September 1991. Prior to that time, Mr. Gent founded and served as President of SofTest Design Corporation, a privately held electronic test equipment company for the period 1986 to 1991. Mr. Gent, an Honors Graduate, received a B.S. in Electrical Engineering from Texas A&M University in 1975. He is a Registered Professional Engineer, and a member of the Instrument Society of America.

        ROBERT S. MORELAND resigned as a member of the board of directors in September 1996 to pursue other personal interests. Mr. Moreland served as a Director for the period June 1994 to September 15, 1996. Mr. Moreland is the President and Chief Executive Officer of Micrologic, Inc., a company engaged in electronics manufacturing, located in Houston, Texas.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The Company does not have a Compensation Committee. Compensation for the past several years for the Company's executive officers and employees has been determined by the President and Chief Executive Officer.

                             EXECUTIVE COMPENSATION

DIRECTOR'S COMPENSATION

        Employee directors of the Company do not receive any additional compensation for their services as a member of the board of directors of the Company. Independent directors do not receive any compensation for each board meeting attended, nor do they receive compensation for each committee meeting attended. The Company does not pay out-of-pocket expenses incurred by independent directors to attend board and committee meetings.

EXECUTIVE COMPENSATION

        The following table sets forth information concerning compensation for services in all capacities awarded to, earned by, or paid to, the Company's Chief Executive Officer and the most highly compensated executive officer of the Company whose aggregate cash compensation exceeded $100,000 (the "Named Executive Officers') during the years ended December 31, 1994, 1995 and for the nine months ended September 30, 1996.

                              Annual Compensation
                       -----------------------------------
Name and Principal                            Other Annual   All other
Position               Year  Salary   Bonus   Compensation  Compensation
---------------------  ----  ------  -------  ------------  ------------
                              ($)      ($)        ($)           ($)

William A. Coskey, ..  1996  54,000     --            --            --
P.E., Chief Executive  1995  72,000  103,305          --            --
Officer and President  1994  51,000     --            --            --

          At December 31, 1995, investments in real estate limited partnerships were assigned to William and Hulda Coskey. The transaction was recorded on the Company's books at a value of $103,305, and was in lieu of cash compensation during 1995.

          The Company believes that its success is attributed in part to its ability to attract and keep quality management personnel. The Company intends to pursue growth using an entrepreneurial management style, giving responsible management broad latitude to manage the administration, sales, consulting and production operations, including profit and loss responsibility.

EMPLOYMENT AGREEMENTS

        The Company has not entered into any employment agreements with any of its executive officers or employees.


401(K) PLAN

          On January 1, 1993, the Company adopted a Section 401(k) Profit Sharing Plan and Trust (the "Plan"). The Plan is intended to qualify for tax exemption under Section 401(k) of the Code and is subject to the Employee Retirement Income Security Act of 1974. The Plan is administered by management of the Company and all of the Company's employees are allowed to participate, who, as of the enrollment eligibility dates under the Plan, have completed at least 90 days of service with the Company and have elected to participate in the Plan. Employees may contribute up to 15% of their annual compensation, which is matched by the Company under a defined formula. In addition, the Company may make discretionary contributions to the Plan, for the benefit of all participants, at the election of the board of directors. Employee contributions are fully vested at all times and contributions by the Company vest on a schedule of 20% per year over a six-year period, commencing with the second year of employment.

KEY MAN INSURANCE

          William A. Coskey is a key employee of the Company and the loss of Mr. Coskey could adversely affect the Company's business. The Company maintains, and is the beneficiary of, a life insurance policy on the life of Mr. Coskey. The face amount of such policy is $600,000. The continuance of such policy is at the discretion of the Board of Directors and may or may not continue in the future.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          The board of directors has adopted a policy requiring that all transactions between the Company and its officers, directors, principal stockholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties and that any such transactions be approved by a majority of the disinterested members of the Company's board.

CERTAIN SHAREHOLDER AGREEMENTS

          The Company does not have, nor has it ever had, any shareholder agreements in place with any of its shareholders.

CONSULTING AGREEMENT


The Company has entered into consulting agreements with professionals who provide engineering and design services on a contract basis. In 1995, the Company entered into consulting contracts with Control Systems Consultants, Scada Design Specialists and Transcontinental Engineering, Inc., ("TEI") to provide engineering and design services. The terms of the engagement for each of these companies are for services rendered on an hourly basis, as required and are terminable at will. The Company does not pay a monthly retainer fee to any of these companies. Scada Design Specialists were paid $71,591 and $10,334 in 1995 and 1996, respectively, Control Systems Consultants were paid $94,891 and $81,728 in 1995 and 1996, respectively, and TEI was paid $33,583 in 1995. No services were required by TEI in 1996.


          LOANS

          The Company has not made any loans to any of its directors, executive officers or employees.

CERTAIN RELATED BUSINESS TRANSACTIONS


        On December 31, 1995, the Company entered into an agreement with William
A. Coskey to purchase real estate and other investment assets valued at $103,305, which were held by the Company and exchanged at fair book value. These assets consisted of two real estate limited partnerships for the development of commercial property located in Houston, Texas with a combined book value of approximately $94,000; 5,000 shares of common stock of Entron Computer Corporation, a privately held company, which represented a value of $5,000; and a life insurance policy held in the name of William A. Coskey. The decision to sell these assets was based upon Management's belief that these assets made no material contribution to the Company. The Company's records reflect a total value of $103,305 for the assets that were purchased. During the time that it held these interests, the Company did not receive any cash consideration as a participant in these investments. These assets were exchanged in lieu of cash compensation to William A. Coskey.

                            DESCRIPTION OF SECURITIES

          The following summary outlines certain provisions with respect to the number of shares authorized, par value, and does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Company's Articles of Incorporation and Bylaws are being filed herein as Exhibits to this Registration Statement, in accordance with applicable laws.

COMMON STOCK

          The Company is authorized to issue 75,000,000 shares of its Common Stock, $.001 par value, of which 13,129,999 shares were issued and outstanding prior to this Registration Statement. Holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on matters to be voted on by the stockholders of the Company. Holders of shares of Common Stock will be entitled to receive dividends if any, when, as and if declared by the board of directors and to share ratably in the assets of the Company legally available for distribution to its stockholders, in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. On August 15, 1995, the Company issued 600,000 shares of Common Stock which are currently held in an escrow account pending completion of the acquisition by the Company exercising its option to pay $600,000 and obtain a release of the shares.

TRANSFER AGENT AND REGISTRAR

          The transfer agent and registrar for the Company's Common Stock is Pacific Stock Transfer, P.O. Box 93385, Las Vegas, Nevada 89193.

                                     PART II

                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT=S
                   COMMON STOCK AND OTHER SHAREHOLDER MATTERS

          The Company's Common Stock, $.001 par value per share, is quoted on the NASDAQ Electronic Bulletin Board System under the symbol "IDDS".

                                                           HIGH             LOW
                                                           ----             ---
YEAR ENDED DECEMBER 31, 1995

First Quarter................................              0.750           0.750
Second Quarter...............................              1.000           0.375
Third Quarter................................              1.000           0.875
Fourth Quarter...............................              1.000           0.750

YEAR ENDED DECEMBER 31, 1996

First Quarter................................              1.125           0.750
Second Quarter...............................              0.875           0.375
Third Quarter................................              4.250           0.875
Fourth Quarter. .............................              7.250           3.125

THREE MONTHS ENDED MARCH 31, 1997............              9.250           6.500


        The foregoing figures, are based on information published by financial sources, do not reflect retail markups or markdowns and may not represent actual trades.


        Management believes that the Company has received positive response from the investment community as a result of recent press releases regarding the introduction of several new products including the Company's Series 400 SafeCase industrial portable PC and the Candere Series Sun Ultrasparc-based workstation. The press releases are distributed through Dow Jones, Bloomberg, Reuters, AP, UPI and other investor wire services. These press releases are also distributed to approximately 50 industrial computer trade publications.


        As of March 31, 1997, the Common Stock was held by approximately 393 shareholders of record.

                                 DIVIDEND POLICY

          The Company has never declared or paid a cash dividend on the Common Stock. The payment of dividends in the future will depend on the Company's earnings, capital requirements, operating and financial position and general business conditions. The Company intends to retain any future earnings for reinvestment in its business and does not intend to pay cash dividends in the foreseeable future. The Company has not entered into any agreement which restricts its ability to pay dividends on its Common Stock in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                LEGAL PROCEEDINGS

          From time to time, the Company is involved in various legal proceedings arising in the ordinary course of business. To management's knowledge, the Company is not currently involved in any material legal proceedings and is not aware of any legal proceeding threatened against it.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

          There are no changes in and disagreements with the Company's accountants on accounting and financial disclosure.

                     RECENT SALES OF UNREGISTERED SECURITIES

          The following table summarizes the date, name, title and amount of all transactions which relate to the sale of the Company's Common Stock that have not been registered under the Securities Act of 1933, as amended, (the "Act") during the past three years:

                                                                    Amount of
Date                Name and Title of Purchaser                 Securities Sold
----------------    ---------------------------                 ---------------
July 23, 1994       John Cameron (1)                                     15,000
July 23, 1994       Charles Pollock, et ux (2)                           15,000
July 26, 1994       Nevada investors - 504 Reg. D Offering              500,000
                    (1994) (3)

August 1, 1994      William A. Coskey (4)                             4,759,800
                    Chairman, President, Chief Executive
                    Officer, Director
August 1, 1994      Hulda L. Coskey (5)                               4,750,000
                    Chief Financial Officer,
                    Vice President - Finance, Director
July 30, 1996       Investors 504 Reg. D Offering (1996)(6)           2,499,000
February 14, 1997   Thermal Corp. Shareholders (7)                      193,719

----------
(1) The amount of 15,000 shares of the Company's Common Stock were issued to John Cameron in consideration of a loan that was made to the Company in the amount of $5,000 on July 23, 1994. Mr. Cameron was an original shareholder of the Company, and he represented that he was a sophisticated investor. These shares of Common Stock were issued in reliance upon the exemption under Section 4(2) of the Act. These shares of Common Stock will not be available for sale in the open market without prior registration and are subject to Rule 144 under the Act.

(2) The amount of 15,000 shares of the Company's Common Stock were issued to Charles Pollock, et ux, in consideration of a loan that was made to the Company in the amount of $5,000, on July 23, 1994. Mr. Pollock was an original shareholder of the Company, and he represented that he was a sophisticated investor. These shares of Common Stock were issued in reliance upon the exemption under Section 4(2) of the Act. These shares of Common Stock will not be available for sale in the open market without prior registration and are subject to Rule 144 under the Act.


(3) The amount of 500,000 shares of the Company's Common Stock were issued in reliance upon the exemption contained in Rule 504, promulgated by the Securities and Exchange Commission as part of Regulation D. The investors were primarily residents of Nevada and employees of the Company. The Company raised $150,000 for the sale of the common stock, and after paying all offering costs realized $81,227.


(4) The amount of 4,759,800 shares of Common Stock issued to William A. Coskey, a founder of the Company, include 4,750,000 shares that were issued in exchange for the consideration of fifty percent (50%) or 100,000 shares of Industrial Data Systems, Inc., a Texas corporation that was merged into Industrial Data Systems Corporation on August 1, 1994, and 9,800 shares of Common Stock that are held in the name of William A. Coskey, as Custodian for Minor Children. The 9,800 shares of Common Stock were purchased through the private placement offering on November 5, 1994. The 9,800 shares of Common Stock were issued in reliance upon the exemption under Section 4(2) of the Act. The 4,759,800 shares of Common Stock will not be available for sale in the open market without prior registration and are subject to Rule 144 under the Act.

(5) The amount of 4,750,000 shares of Common Stock were issued to Hulda L. Coskey, a founder of the Company, in exchange for the consideration of fifty percent (50%) or 100,000 shares of Industrial Data Systems, Inc., a Texas corporation which was merged into Industrial Data Systems Corporation on August 1, 1994. These shares of Common Stock were issued in reliance upon the exemption under Section 4(2) of the Act. The 4,750,000 shares of Common Stock will not be available for sale in the open market without prior registration and are subject to Rule 144 under the Act.


(6) On July 30, 1996, the Company issued 2,499,999 shares of Common Stock to five investors in exchange for the consideration of $999,999. These shares of Common Stock were issued in reliance upon the exemption contained in Rule 504, promulgated by the Securities and Exchange Commission as part of Regulation D. The investors represented that each was a sophisticated investor and that the purchase was made for investment purposes. The Company paid a commission of $50,000 to a registered broker-dealer for the transaction. The Company realized $949,999 from the sale.


(7) The Company closed the purchase of 100% of the outstanding shares of Thermal on February 14, 1997. The Company acquired the shares from Joe Hollingsworth and trusts established for his children and William Jackson. Mr. Hollingsworth was the former owner and operator of Thermal. He and Mr. Jackson jointly owned the land on which Thermal's manufacturing facility is located. The acquiring shareholders are sophisticated and knowledgeable investors. The shares were issued in reliance upon the exemption under Section 4(2) of the Act. These shares cannot be sold without being subject to a registration statement or exemption such as that afforded by Rule 144 under the Act.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Company's Articles of Incorporation provide that, to the fullest extent permitted under Nevada corporation law, the Company will indemnify any officer or director who is, was, or is threatened to be made a party to any proceeding because he or she (1) is or was a director or officer, or (2) while a director or officer, at the Company's request, was serving as a director, officer, partner, venturer, proprietor, trustee, employee or agent of another entity.

          The Company's Articles of Incorporation also provide that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages from breaches of fiduciary duties, except for liability (i) for any breach of the duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or in knowing violation of the law; or
(iii) for any transaction from which a director or officer has derived an improper personal benefit.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

        In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                     PART IV

                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----
Independent Auditor's Report ...............................................  29

Consolidated Balance Sheets, December 31, 1995 and 1996 ....................  30

Consolidated Statements of Income for the Years
     Ended December 31, 1995 and 1996 ......................................  31

Consolidated Statement of Stockholders' Equity for the
     Years ended December 31, 1995 and 1996 ................................  32

Consolidated Statements of Cash Flows for the Years
     Ended December 31, 1995 and 1996 ......................................  33

Notes to Consolidated Financial Statements .................................  34

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Industrial Data Systems Corporation and Subsidiary dba IDS Technical Services

We have audited the accompanying consolidated balance sheets of Industrial Data Systems Corporation and Subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Industrial Data Systems Corporation and Subsidiary as of December 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Hein & Associates, L.L.P.
Certified Public Accountants
Houston, Texas
February 19, 1997

               INDUSTRIAL DATA SYSTEMS CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31,
                                                      -------------------------
                                                         1995          1996
                                                      -----------   -----------
                                     ASSETS

CURRENT ASSETS:
 Cash and cash equivalents:
   Cash in bank ....................................  $   342,304   $   637,217
   Mutual funds ....................................      231,528       337,883
                                                      -----------   -----------
                                                          573,832       975,100
 Marketable securities, at market value:
   Trading .........................................      238,423       400,348
   Available-for-sale ..............................       32,655        56,781
                                                      -----------   -----------
                                                          271,078       457,129
 Account receivable - trade, less allowance for
 doubtful accounts of approximately $11,000 and
 $16,000 in 1996 and 1995, respectively ............      622,512       593,739
 Note receivable from an affiliate .................         --          84,936
 Inventory .........................................      139,514       221,096
 Note receivable from sale of common stock .........         --         799,999
 Note receivable from stockholder ..................         --          50,000
 Advances to affiliate .............................         --          30,000
 Prepaid assets and deferred costs .................       48,858
                                                      -----------   -----------
      Total current assets .........................    1,606,936     3,260,857
                                                      -----------   -----------

PROPERTY AND EQUIPMENT, net ........................      106,283       122,578

OTHER ASSETS .......................................        2,000         2,000
                                                      -----------   -----------

      Total assets .................................  $ 1,715,219   $ 3,385,435
                                                      ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Note payable to bank ..............................  $    50,000   $   325,000
 Accounts payable ..................................      113,478        57,698
 Income taxes payable ..............................      166,986       128,065
 Accrued expenses and other current liabilities ....      117,714       170,523
                                                      -----------   -----------

      Total current liabilities ....................      448,178       681,286

DEFERRED INCOME TAX ................................       31,423        34,010

COMMITMENTS AND CONTINGENCIES (Notes 6, 8 and 13)

STOCKHOLDERS' EQUITY:
 Common stock, $.001 par value; 75,000,000
   shares authorized; 13,129,999 shares issued
   in 1996; 10,630,000 shares issued in 1995 .......       10,630        13,130
 Additional paid-in capital ........................      817,397     1,829,684
 Retained earnings .................................      439,977       842,395
 Net unrealized gain on marketable securities ......        1,289         1,068
                                                      -----------   -----------
                                                        2,686,277     1,269,293
 Treasury stock, 38,700 and 19,800 shares in
   1995 and 1996, respectively, at cost ............      (33,675)      (16,138)
                                                      -----------   -----------
 Total stockholders' equity ........................    1,235,618     2,670,139
                                                      -----------   -----------
      Total liabilities and stockholders' equity ...  $ 1,715,219   $ 3,385,435
                                                      ===========   ===========

               INDUSTRIAL DATA SYSTEMS CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME


                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                        1995           1996
                                                     -----------   ------------
OPERATING REVENUES:
 Product sales ...................................   $ 1,354,888   $  2,068,517
 Consulting fees .................................     3,170,298      3,468,443
                                                     -----------   ------------
                                                       4,525,186      5,536,960

OPERATING EXPENSES:
 Cost of revenues:
   Product .......................................       995,207      1,477,214
   Consulting ....................................     2,285,185      2,487,544
 Selling, general and administrative .............       758,784      1,049,897
 Depreciation ....................................        17,631         33,689
                                                     -----------   ------------
                                                       4,056,807      5,048,344

OTHER INCOME (EXPENSE):
 Realized gains on marketable securities, net ....        97,727         86,824
 Net unrealized gains (losses) on
   marketable securities .........................        29,932         20,389
 Interest income (expense), net ..................         8,653           (456)
 Other income ....................................         6,841         13,412
                                                     -----------   ------------
                                                         143,153        120,169
                                                     -----------   ------------


INCOME BEFORE PROVISION FOR INCOME TAXES .........       611,532        608,785

PROVISION FOR INCOME TAXES:
 Federal .........................................       217,572        185,468
 State ...........................................        26,537         20,899
                                                     -----------   ------------
                                                         244,109        206,367
                                                     -----------   ------------

NET INCOME .......................................   $   367,423   $    402,418
                                                     ===========   ============

NET INCOME PER COMMON SHARE ......................   $       .04   $        .04
                                                     ===========   ============


WEIGHTED AVERAGE COMMON SHARES OUTSTANDING .......   $10,002,630   $ 11,244,269
                                                     ===========   ============

               INDUSTRIAL DATA SYSTEMS CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                                                                  NET
                                                                                               UNREALIZED
                                                COMMON STOCK                                  GAIN (LOSS)
                                            -------------------     ADDITIONAL     RETAINED  ON MARKETABLE   TREASURY
                                              SHARES    AMOUNT   PAID-IN CAPITAL   EARNINGS    SECURITIES     STOCK         TOTAL
                                            ----------  -------  ---------------   --------  -------------   --------   -----------
BALANCES, January 1, 1995 ................  10,000,000  $10,000  $       808,977   $ 72,554  $       3,057   $   --     $   894,588

  Stock issuance ($.30 share) ............      30,000       30            8,970       --             --         --           9,000

  Purchases of treasury stock
    (64,500 shares) ......................        --       --               --         --             --      (58,750)      (58,750)

  Sales of stock from treasury
    (25,800 shares) ......................        --       --                 50       --             --       25,075        25,125

  Stock issued in connection with
    contingent purchase ..................     600,000      600             (600)      --             --         --            --

  Change in unrealized gain on
    marketable securities ................        --       --               --         --           (1,768)      --          (1,768)

  Net income .............................        --       --               --      367,423           --         --         367,423
                                            ----------  -------  ---------------   --------  -------------   --------   -----------
BALANCES, December 31, 1995 ..............  10,630,000   10,630          817,397    439,977          1,289    (33,675)    1,235,618

  Stock issuance ($.40 share), net
    of $10,000 of offering costs .........   2,499,999    2,500          987,499       --             --         --         989,999

  Purchases of treasury stock
    (10,500 shares) ......................        --       --               --         --             --       (8,188)       (8,188)

  Sale of stock from treasury
    (29,400 shares) ......................        --       --             24,788       --             --       25,725        50,513

  Change in unrealized gain on
    marketable securities ................        --       --               --         --             (221)      --            (221)

  Net income .............................        --       --               --      402,418           --         --         402,418
                                            ----------  -------  ---------------   --------  -------------   --------   -----------
BALANCES, December 31, 1996 ..............  13,129,999  $13,130  $     1,829,684   $842,395  $       1,068   $(16,138)  $ 2,670,139
                                            ==========  =======  ===============   ========  =============   ========   ===========

               INDUSTRIAL DATA SYSTEMS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                          ---------------------
                                                            1995        1996
                                                          ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ............................................  $ 367,423   $ 402,418
 Adjustments to reconcile net income to net
   cash provided by operating activities:
   Depreciation ........................................     17,631      33,689
   Increase in trading securities, net .................    (81,435)   (161,925)
   Changes in:
      Accounts receivable - trade ......................   (281,908)     28,773
      Inventory ........................................    (42,200)    (81,582)
      Accounts payable .................................     42,965     (55,780)
      Income tax payable ...............................    101,426     (38,921)
      Accrued expenses and other current liabilities ...     48,891      52,809
   Deferred income tax expense .........................     41,098      14,617
   Non-cash compensation provided to officers ..........    103,305        --
   Other, net ..........................................          9     (65,235)
                                                          ---------   ---------
      Net cash provided by operating activities ........    317,205     128,863

CASH FLOWS FROM INVESTING ACTIVITIES:
 Note receivable from affiliate ........................       --       (84,936)
 Advances on note receivable from stockholder ..........       --       (50,000)
 Capital expenditures ..................................    (85,388)    (49,984)
 Purchases of available-for-sale securities ............    (76,367)    (24,000)
 Proceeds from sale of available-for-sale securities ...    132,950       4,000
 Advances to affiliate .................................       --       (30,000)
                                                          ---------   ---------
      Net cash used in investing activities ............    (28,805)   (234,920)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase in notes payable, net ........................     50,000     275,000
 Proceeds from issuance of common stock, net ...........       --       190,000
 Purchase of treasury stock ............................    (58,750)     (8,188)
 Sales of stock from treasury ..........................     25,125      50,513
                                                          ---------   ---------
      Net cash provided by financing activities ........     16,375     507,325
                                                          ---------   ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS ..............    304,775     401,268

CASH AND CASH EQUIVALENTS, at beginning of year ........    269,057     573,832
                                                          ---------   ---------
CASH AND CASH EQUIVALENTS, at end of year ..............  $ 573,832   $ 975,100
                                                          =========   =========
SUPPLEMENTAL DISCLOSURES:
 Interest paid .........................................  $   4,103   $  12,350
 Income taxes paid .....................................  $  40,000   $ 241,483
                                                          =========   =========
NON-CASH TRANSACTIONS:
 Issuance of common stock for services provided ........  $   9,000   $    --
 Issuance of common stock (600,000 shares) during
   1995 in connection with a contingent business
   acquisition (see Note 13) ...........................  $    --     $    --
 Common stock issued in exchange for notes
   receivable (see Note 9) .............................  $    --     $ 799,999
                                                          =========   =========

               INDUSTRIAL DATA SYSTEMS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      ORGANIZATION - The accompanying consolidated financial statements include the accounts of Industrial Data Systems Corporation (IDS or the Company), a Nevada corporation, and its wholly-owned subsidiary Industrial Data Systems, Inc., a Texas corporation, dba IDS Technical Services. All significant intercompany balances and transactions have been eliminated in consolidation.

      INVENTORY - Inventory is composed of computer components and finished goods and is carried at the lower of cost or market value, with cost determined on the first-in, first out (FIFO) method of accounting. The majority of inventory at December 31, 1996 and 1995 consisted of computer components.

      MARKETABLE SECURITIES - Marketable securities to be held to maturity are stated at amortized cost. Marketable securities classified as available-for-sale are stated at market value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of deferred income taxes. If a decline in market value is determined to be other than temporary, any such loss is charged to earnings. Trading securities are stated at fair value, with unrealized gains and losses recognized in earnings. The Company records the purchases and sales of marketable securities and records realized gains and losses on the trade date. Realized gains or losses on the sale of securities are recognized on the specific identification method.

      PROPERTY AND EQUIPMENT - Property and equipment is stated at cost, adjusted for accumulated depreciation. Depreciation is calculated using an accelerated method over the estimated useful lives of the related assets, which is five years.

      INVESTMENTS IN REAL ESTATE LIMITED PARTNERSHIPS - Investments in real estate limited partnerships were carried at the lower of cost or estimated fair market value of the underlying real estate. These investments were assigned to two officers, who are also major stockholders of the Company, during 1995 in lieu of cash compensation.

      INCOME TAXES - The Company accounts for deferred income taxes in accordance with the asset and liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement and tax bases of its existing assets and liabilities. The provision for income taxes represents the current tax payable or refundable for the period plus or minus the tax effect of the net change in the deferred tax assets and liabilities during the period.

      CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash in bank, investments in highly liquid money market mutual funds, and other investments with a remaining maturity of 90 days or less on the date of purchase.

      USE OF ESTIMATES - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying results. Actual results could differ from these estimates.

      RECLASSIFICATIONS - Amounts in the prior year financial statements have been reclassified as necessary to conform to the current year presentation.

               INDUSTRIAL DATA SYSTEMS CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      NEW ACCOUNTING PRONOUNCEMENT - The FASB issued Statement of Financial Accounting Standards No. 128, entitled "Earnings Per Share", during February 1997. The new statement, which is effective for financial statements issued after December 31, 1997, including interim periods, establishes standards for computing and presenting earnings per share. The new statement requires retroactive restatement of all prior-period earnings per share data presented. The Company does not believe the new statement will have a material impact upon previously presented earnings per share information.



2.    MARKETABLE SECURITIES:

      Marketable securities at December 31, 1996 are summarized as follows:

                                              Gross         Gross
                                            Unrealized   Unrealized       Fair
                                   Cost       Gains        Losses        Value
                                 --------    --------     ---------     --------
Trading:
    Common stocks ...........    $225,027    $ 40,981$      (10,258)    $255,750
    Bond ....................     100,000        --            --        100,000
    Other ...................      25,000      19,598          --         44,598
                                 --------    --------     ---------     --------
                                  350,027      60,579       (10,258)     400,348
Available-for-sale:
    Mutual fund .............      55,713       1,068          --         56,781
                                 --------    --------     ---------     --------

                                 $405,740    $ 61,647     $ (10,258)    $457,129
                                 ========    ========     =========     ========

      Marketable securities at December 31, 1995 are summarized as follows:

                                              Gross         Gross
                                            Unrealized   Unrealized       Fair
                                   Cost       Gains        Losses        Value
                                 --------    --------     ---------     --------
Trading:
    Common stocks ...........    $183,491    $ 26,896$       (6,973)    $203,414
    Other ...................      25,000      10,009          --         35,009
                                 --------    --------     ---------     --------
                                  208,491      36,905        (6,973)     238,423
Available-for-sale:
    Mutual fund .............      31,366       1,289          --         32,655
                                 --------    --------     ---------     --------
                                 $239,857    $ 38,194     $  (6,973)    $271,078
                                 ========    ========     =========     ========

               INDUSTRIAL DATA SYSTEMS CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.    NOTE RECEIVABLE FROM STOCKHOLDER:

      The Company has a note receivable due from a stockholder. The note receivable is unsecured, due on demand and bears interest at a rate of 9% per annum. Interest on the note is due annually.

4.    PROPERTY AND EQUIPMENT:

      Property and equipment consists of the following:

                                                  DECEMBER 31,
                                             ---------------------
                                               1995        1996
                                             ---------   ---------
             Furniture and fixtures .......  $  42,859   $  43,610
             Computer equipment ...........    104,226     153,459
                                             ---------   ---------
                                               147,085     197,069
             Accumulated depreciation .....    (40,802)    (74,491)
                                             ---------   ---------
                                             $ 106,283   $ 122,578
                                             =========   =========


5.    NOTE PAYABLE TO BANK:

      The Company has a line of credit with a bank of $350,000 at prime plus 1% (9.25% at December 31, 1996). The line of credit, which expires on June 11, 1997, is collateralized by accounts receivable, inventory and is guaranteed by the stockholders of the Company. There was $325,000 outstanding under the line at December 31, 1996. Interest on the outstanding borrowings is due and payable monthly.


6.    LEASE:

      The Company leases office space under a non-cancelable operating lease. Total rent expense for the years ended December 31, 1995 and 1996 was $79,269 and $99,187, respectively. Future minimum rentals due under non-cancelable operating leases with an original term of at least one year are as follows:

            YEARS ENDING DECEMBER 31,
            -------------------------
                      1997                     $ 108,573
                      1998                       108,936
                      1999                       108,936
                      2000                        72,624
                                               ---------
                                               $ 399,069
                                               =========

               INDUSTRIAL DATA SYSTEMS CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    PROFIT SHARING PLAN:

      The Company has a 401(k) profit sharing plan covering substantially all employees. Under the terms of the plan, the Company will make matching contributions equal to 50% of employee contributions up to 3% of employee compensation, as defined. Employees may make contributions up to 15% of their compensation, subject to certain maximum contribution limitations. The employer's contributions vest on a schedule of 25% per year for four years. The Company made contributions to the plan of $33,214 and $44,496 for the years ended December 31, 1995 and 1996, respectively.

8.    CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS:

      The Company manufactures and distributes industrial and portable computers and computer monitors to commercial companies primarily in the southern states and provides pipeline engineering services primarily to major integrated oil and gas companies. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company assesses its credit risk and provides an allowance for doubtful accounts for any accounts which it deems doubtful for collection.

      The Company maintains deposits in banks which may exceed the amount of federal deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any possible deposit loss is minimal.

      The Company had sales to two major customers totaling approximately $2,967,000 (of which $2,139,000 was for pipeline engineering services provided and $828,000 represents product sales), respecively for 1996, representing 39% and 15%, respectively of total revenues for the year. For 1995, the Company provided pipeline engineering services to one major customer totaling approximately $2,927,000 which represents 65% of total revenues for that year. At December 31, 1996, amounts due from four customers who individually had amounts due in excess of 10% of trade receivables, totaled $298,829. At December 31, 1995, amounts due from customers in excess of 10% of trade accounts receivable amounted to $220,680, all of which was due from a single customer.

9.    STOCKHOLDERS' EQUITY:

      The Company issued 2,499,999 shares of common stock in exchange for five non-interest bearing notes totaling $999,999. During fiscal 1996, the Company received the payment on one of the notes totaling $200,000. On January 27, 1997, the four remaining notes were paid in full and the Company received the remaining $799,999.

               INDUSTRIAL DATA SYSTEMS CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.   FEDERAL INCOME TAXES:

      The Company's income tax provision differs from the amount expected by applying the federal statutory rate of 34%. The following is a reconciliation of the expected versus actual provision.


                                                       YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                         1995              1996
                                                     --------         ---------
Expected provision at 34% ..................         $207,921         $ 206,986
State income taxes .........................           26,537            20,899
Other ......................................            9,651           (21,518)
                                                     --------         ---------

                                                     $244,109         $ 206,367
                                                     ========         =========

      The Company has deferred tax assets and liabilities at December 31, 1995 and 1996 as follows:

                                                              1995       1996
                                                            --------   --------

Deferred tax assets - allowance for doubtful accounts ....  $  6,000   $  4,235
Deferred tax liabilities:

     Unrealized gain on trading securities ...............   (11,224)   (18,870)
     Accumulated depreciation on property on equipment ...   (26,199)   (19,375)
                                                            --------   --------
                                                             (37,423)   (38,245)

     Net deferred tax ....................................  $(31,423)  $(34,010)
                                                            ========   ========

      The Company files a consolidated federal income tax return with the company it acquired in 1997 (see Note 13). The amounts reflected herein represent the Company's tax activity as if it filed a separate return, which would not vary significantly from allocating its portion of the consolidated amounts.

11.   SEGMENT INFORMATION:

                                                         Revenues                Operating Earnings           Identifiable Assets
                                                  Year Ended December 31,      Year Ended December 31,            December 31
                                                 -------------------------     ----------------------      -------------------------
                                                    1995           1996          1995         1996            1995           1996
                                                 ----------     ----------     --------     ---------      ----------     ----------
Industrial Products Division (IPD) .........     $1,354,888     $2,068,517       91,991       219,796      $  432,398     $  455,488
IDS Engineering Division (IED) .............      3,170,298      3,468,443      379,738       275,221         415,717        458,635
                                                 ----------     ----------     --------     ---------      ----------     ----------
            Total ..........................     $4,525,186     $5,536,960     $471,729     $ 495,017      $  848,115     $  914,123
                                                 ==========     ==========     ========     =========      ==========     ==========
Interest expense ...........................           --             --          8,653          (456)           --             --
General corporate ..........................           --             --        131,150       114,224         867,104      2,471,312
Consolidated income before
      income taxes .........................           --             --       $611,532     $ 608,785            --             --
                                                                               ========     =========      ----------     ----------
      Total assets .........................           --             --           --            --        $1,715,219     $3,385,435
                                                                                                           ==========     ==========

                                                        Year Ended December 31,
                                                         --------------------
                                                          1995         1996
                                                         -------      -------
Depreciation and Amortization, net of
amounts included in cost of service and
rentals:

      Industrial Products Division (IPD) ..........      $ 2,116      $ 4,043
                                                         -------      -------
      IDS Engineering Division (IED) ..............       12,165       23,245
                                                         -------      -------
      General corporate ...........................        3,350        6,400
                                                         -------      -------
            Total .................................      $17,631      $33,689
                                                         =======      =======
Capital Expenditures:
      Industrial Products Division (IPD) ..........      $18,358      $10,747
                                                         -------      -------
      IDS Engineering Division (IED) ..............       67,030       39,237
                                                         -------      -------
            Total .................................      $85,388      $49,984
                                                         =======      =======

12.   TRANSACTIONS WITH AFFILIATE:

      The Company is providing working capital financing to the company it acquired in 1997 (see Note 13). Under the terms of this agreement, the Company pays 98% of the face value of selected sales invoices. The Company funds 85% of the face value of the invoice upon acceptance and the remaining 13% upon ultimate collection of the invoice. The advances are collateralized by the accounts receivable, inventory and machinery and equipment of the borrower.

      The Company has an advance to the company it acquired in 1997 (see Note
      13). The advances, totaling $30,000 at December 31, 1996, are unsecured, bear no interest rate and contain no terms of repayment.

      During 1996, the Company employed an individual to perform the general manager function at the company it acquired in 1997 (see Note 13). The Company incurred salary and related payroll costs for this individual totaling approximately $93,000.

13.   SUBSEQUENT EVENT:

      In February 1997, the Company acquired Thermaire, Inc. dba Thermal Corporation (Thermal) in a stock purchase. The Company paid $600,000, consisting of $212,563 in cash and 193,719 shares of the Company's common stock, which may be put back to the Company for $2 per share at the option of the holder. Additionally, the Company purchased the facilities that Thermal had been leasing from an affiliate for $500,000. The Company obtained bank financing totaling $450,000 related to the acquisition of these facilities. The acquisition has been accounted for on the purchase method of accounting. Goodwill arising as a result of this transaction totaled approximately $125,000. Previously, in 1995, the Company had issued 600,000 shares of its common stock to Thermal on a contingent basis. These shares were held in an escrow account pending completion of the acquisition, at which time these shares were released from escrow and cancelled. The aforementioned 193,719 shares were issued under revised terms of the purchase agreement.

      The following is the computation of goodwill recorded in connection with Thermal and the related land and building previously leased by Thermal:

          Purchase price ..............................  $ 1,100,000
          Fair value of net assets of
                 Thermal acquired .....................     (336,178)
          Appraised value of land and building acquired     (695,000)
                                                         -----------
          Goodwill ....................................  $    68,822
                                                         ===========

      The financial statements do not reflect the accounts of Thermal because the acquisition did not close until February 1997. The shares of common stock issued by the Company and held in escrow have not been reflected as issued and outstanding in the accompanying financial statements.

                        DESCRIPTION AND INDEX OF EXHIBITS

2 Agreement and Plan of Reorganization for the Purchase of Industrial Data Systems, Incorporated, dated August 1, 1994 (1)

2.1 Action by Written Consent of the Board of Directors for the Purchase of Industrial Data Systems, Incorporated, a Texas corporation, dated August 1, 1994 (1)

2.2 Action by Written Consent of the Stockholders for the Purchase of Industrial Data Systems, Incorporated, a Texas corporation, dated August 1, 1994 (1)

2.3 Stock Acquisition Agreement for the Purchase of Thermaire Incorporated, dba Thermal Corp., dated August 15, 1995 (1)

2.4 Escrow Agreement for the Purchase of Thermaire Incorporated, dba Thermal Corp., dated August 15, 1995 (1)

2.5 Earnest Money Contract for the Purchase of Thermaire Incorporated, dba Thermal Corp.'s Manufacturing Facility, dated August 15, 1995 (1)

2.6 Offering Memorandum, 504D Offering of 500,000 Shares of Common Stock in the State of Nevada, dated July 26, 1994 (1)

2.7 Action by the Board of Directors regarding the 504D Stock Offering of 2,499,999 Shares of Common Stock, dated July 10,1996 (1)

2.8 Agreement for Amendment and Substitution of Subscription Agreement and Notes, dated July 10, 1996 (1)

2.9 Stock Purchase Subscription Agreement from World Glory Company Limited, dated July 10, 1996 (1)

2.10 Stock Purchase Subscription Agreement from Asian Harvest Corporation Limited., dated July 10, 1996 (1)

2.11 Stock Purchase Subscription Agreement from Silver Course Corporation, dated July 10, 1996 (1)

2.13 Stock Purchase Subscription Agreement from Pines Intervest Corporation, dated July 10, 1996 (1)

2.14 Stock Purchase Subscription Agreement from Wilton Assets Corp., dated July 10, 1996 (1)

3     Articles of Incorporation, dated June 20, 1994 (1)

3.1   Corporate Charter, dated June 22, 1994 (1)

3.2   Bylaws dated June 22, 1994 (1)

4.1   Revolving Credit Line with Texas Commerce Bank, N.A., dated June 11, 1996
      (1)

4.2 Promissory Note plus Restricted Common Stock to John H. Cameron, dated July 23, 1994 (1)

4.3 Promissory Note plus Restricted Common Stock to Charles B. Pollock, et ux, dated July 23, 1994 (1)

4.4 Promissory Note payable to Industrial Data Systems Corporation from World Glory Company Limited., dated July 15, 1996 (1)

4.5 Promissory Note payable to Industrial Data Systems Corporation from Asian Harvest Corporation, Ltd., dated July 15, 1996 (1)

4.6 Promissory Note payable to Industrial Data Systems Corporation from Silver Course Corporation, dated July 15, 1996 (1)

4.7 Promissory Note payable to Industrial Data Systems Corporation from Pines Intervest Corporation, dated July 15, 1996 (1)

4.8 Promissory Note payable to Industrial Data Systems Corporation from Wilton Assets Corp. dated July 15, 1996 (1)

10 Lease Agreement between Industrial Data Systems, Incorporated, a Texas corporation, and American General Life Insurance Company, dated January 16, 1991 (1)

10.1 First Amendment to Lease Agreement between Industrial Data Systems, Incorporated, a Texas corporation, and American General Life Insurance Company, dated December 7, 1993 (1)

10.2 Second Amendment to Lease Agreement between Industrial Data Systems Corporation, a Nevada corporation, and American General Life Insurance Company, dated December 29, 1994 (1)

10.3 Third Amendment to Lease Agreement between Industrial Data Systems Corporation, a Nevada corporation, and American General Life Insurance Company, dated December 8, 1995 (1)

10.4 Lease Agreement between Industrial Data Systems Corporation, a Nevada corporation, and Clarksburg, West Virginia Masonic Building, dated June 1, 1995 (1)

10.5 Adoption Agreement for Nonstandardized Code 401(k) Profit Sharing Plan, dated January 1, 1993 (1)

10.6  Blanket Service Contract - Exxon Pipeline Company (3)

10.7  Blanket Service Contract - Marathon Oil Company (3)

10.8  Blanket Service Contract -Texas Eastern Transmision Corporation (3)

10.9  Blanket Service Contract -Trunkline Gas Company (3)

10.10 Blanket Service Contract -Panhandle Eastern Pipeline Company (3)

10.11 Blanket Service Contract -ARCO Pipe Line Company (3)

10.12 Blanket Service Contract -CNG Transmission Corporation (3)

10.13 Blanket Service Contract -Columbia Gas Transmission Corporation (3)

10.14 Blanket Service Contract -Praxair, Inc. (3)

10.15 Blanket Service Contract -Texas Products Pipeline Company (3)

10.16 Volume Purchase Agreement (3)

21    Subsidiary of the Registrant (2)

23    Consent of Lindsey, Keys & Shannon (2)

24    Power of Attorney (2)

27    Financial Data Schedule (3)

99 Audited Financial Statements of Thermaire, Inc. dba Thermal Corp.as of and for the year ended December 31, 1996 (3)

99.1 Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statement of Income as of and for the year ended December 31, 1996 for Industrial Data Systems Corporation and Thermaire, Inc. dba Thermal Corp. (3)

(1) Exhibits incorporated by reference on the Company's Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on January 27, 1997.

(2) Exhibits incorporated by reference on the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 filed with the Securities and Exchange Commission on April 14, 1997.

(3) Exhibits included herein with the Company's Registration Statement on Form 10SB/A filed with the Securities and Exchange Commission on May 14, 1997.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   INDUSTRIAL DATA SYSTEMS CORPORATION

Dated: May 14, 1997                By: /s/ WILLIAM A. COSKEY
                                       William A. Coskey, P.E., Chairman of
                                       the Board, President and Chief Executive
                                       Officer

                                   By: /s/ HULDA L. COSKEY
                                       Hulda L. Coskey, Chief Financial Officer,
                                       Director

                                   By: /s/ REX S. ZERGER
                                       Rex S. Zerger, Vice President - Sales &
                                       Marketing, Director

                                   By: /s/ DAVID W. GENT
                                       David W. Gent, P.E., Director

                                       45